SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

Hycroft Mining Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

June 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 19 Pages)

____________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44862P109	13G	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin International Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,816,621 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,816,621 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,621 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.96%
12.	TYPE OF REPORTING PERSON* CO

____________________

(1) Includes 1,416,621 shares of common stock issuable upon exercise of warrants that are currently exercisable.

CUSIP No.	44862P109	13G	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,816,621 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,816,621 (2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,621 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.96%
12.	TYPE OF REPORTING PERSON* IA

____________________

(2) Comprised of shares of common stock held by, and shares of common stock issuable upon exercise of warrants held by, Scoggin International Fund Ltd., of which Scoggin Management LP is the investment manager.

CUSIP No.	44862P109	13G	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,816,621 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,816,621 (3)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,621 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.96%
12.	TYPE OF REPORTING PERSON* OO

____________________

(3) Comprised of shares of common stock held by, and shares of common stock issuable upon exercise of warrants held by, Scoggin International Fund Ltd. Scoggin GP LLC is the sole general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.

CUSIP No.	44862P109	13G	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Curtis Schenker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 739,800 (4)
	6.	SHARED VOTING POWER 1,816,621 (5)
	7.	SOLE DISPOSITIVE POWER 739,800 (4)
	8.	SHARED DISPOSITIVE POWER 1,816,621 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,421 (4)(5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.12%
12.	TYPE OF REPORTING PERSON* IN

____________________

(4) Comprised of (i) 183,200 shares of common stock issuable upon exercise of warrants held by CJS Partners, LP (“CJS LP”) that are currently exercisable (ii) 188,400 shares of common stock issuable upon exercise of warrant held by Carolyn Partners LP (“CP LP”) that are currently exercisable (iii) 30,700 shares of common stock held by Curtis Schenker and (iv) 337,500 shares of common stock issuable upon exercise of warrants held by Curtis Schenker that are currently exercisable. Curtis Schenker is the sole general partner of each of CJS LP and CP LP.

(5) Comprised of 400,000 shares of common stock held by, and 1,416,621 shares of common stock issuable upon exercise of warrants held by, Scoggin International Fund Ltd. Curtis Schenker is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.

CUSIP No.	44862P109	13G	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Craig Effron
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 265,000 (6)
	6.	SHARED VOTING POWER 1,816,621 (7)
	7.	SOLE DISPOSITIVE POWER 265,000 (6)
	8.	SHARED DISPOSITIVE POWER 1,816,621 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,081,621 (6)(7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.38%
12.	TYPE OF REPORTING PERSON* IN

____________________

(6) Includes 225,000 shares of common stock issuable upon exercise of warrants that are currently exercisable.

(7) Comprised of 400,000 shares of common stock held by, and 1,416,621 shares of common stock issuable upon exercise of warrants held by, Scoggin International Fund Ltd. Craig Effron is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.

CUSIP No.	44862P109	13G	Page 7 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scoggin Worldwide Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 353,143 (8)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 353,143 (8)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,143 (8)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59%
12.	TYPE OF REPORTING PERSON* CO

____________________

(8) Comprised of 353,143 shares of common stock issuable upon exercise of warrants that are currently exercisable.

CUSIP No.	44862P109	13G	Page 8 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Bellows Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 353,143 (9)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 353,143 (9)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,143 (9)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59%
12.	TYPE OF REPORTING PERSON* IA

____________________

(9) Comprised of shares of common stock issuable upon exercise of warrants held by, Scoggin Worldwide Fund Ltd., of which Old Bellows Partners LP is the investment manager.

CUSIP No.	44862P109	13G	Page 9 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Bell Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 353,143 (10)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 353,143 (10)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,143 (10)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59%
12.	TYPE OF REPORTING PERSON* OO

____________________

(10) Comprised shares of common stock issuable upon exercise of warrants held by Scoggin Worldwide Fund Ltd. Old Bell Associates LLC is the sole general partner of Old Bellows Partners LP, the investment manager of Scoggin Worldwide Fund Ltd.

CUSIP No.	44862P109	13G	Page 10 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dev Chodry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 363,143 (11)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 363,143 (11)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,143 (11)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.60%
12.	TYPE OF REPORTING PERSON* IN

____________________

(11) Comprised of (i) 353,143 shares of common stock issuable upon exercise of warrants held by Scoggin Worldwide Fund Ltd. that are currently exercisable and (ii) 10,000 shares of common stock issuable upon exercise of warrants held by Dev Chodry that are currently exercisable. Dev Chodry is the managing member of Old Bell Associates LLC, which is the general partner of Old Bellows Partners LP, the investment manager of Scoggin Worldwide Fund Ltd.

CUSIP No.	44862P109	13G	Page 11 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Rothschild
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 40,000 (12)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 40,000 (12)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 (12)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07%
12.	TYPE OF REPORTING PERSON* IN

 ____________________

(12) Comprised of 40,000 shares of common stock issuable upon exercise of warrants that are currently exercisable.

CUSIP No.	44862P109	13G	Page 12 of 19 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Renoff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 35,000 (13)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 35,000 (13)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000 (13)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%
12.	TYPE OF REPORTING PERSON* IN

 ____________________

(13) Comprised of 35,000 shares of common stock issuable upon exercise of warrants that are currently exercisable.

CUSIP No.	44862P109	13G	Page 13 of 19 Pages

Item1(a).	Name of Issuer:

Hycroft Mining Holding Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

8181 E. Tufts Avenue, Suite 510 Denver, CO 80237

Item 2(a).	Name of Person Filing:

Scoggin International Fund Ltd.,

Scoggin Management LP,

Scoggin GP LLC,

Curtis Schenker,

Craig Effron,

Scoggin Worldwide Fund Ltd.,

Old Bellows Partners LP,

Old Bell Associates LLC,

Dev Chodry,

Douglas Rothschild and

Michael Renoff

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business address of each of Scoggin International Fund Ltd. and Scoggin Worldwide Fund Ltd. is c/o Mourant Ozannes Corporate Services (Cayman) Ltd., 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands

The principal business address of each other Reporting Person is 660 Madison Avenue, New York, NY 10065.

Item 2(c).	Citizenship:

Scoggin International Fund Ltd. and Scoggin Worldwide Fund Ltd. – Cayman Islands

Scoggin Management LP, Scoggin GP LLC and Old Bellows Partners LP – Delaware

Old Bell Associates LLC – New York

Curtis Schenker, Craig Effron, Dev Chodry, Douglas Rothschild and Michael Renoff – United States of America

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

44862P109

CUSIP No.	44862P109	13G	Page 14 of 19 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Scoggin International Fund Ltd. – 1,816,621

Scoggin Management LP – 1,816,621

Scoggin GP LLC – 1,816,621

Curtis Schenker – 2,556,421

Craig Effron – 2,081,621

Scoggin Worldwide Fund Ltd. – 353,143

Old Bellows Partners LP – 353,143

Old Bell Associates LLC – 353,143

Dev Chodry – 363,143

Douglas Rothschild – 40,000

Michael Renoff – 35,000

(b)	Percent of class**:

Scoggin International Fund Ltd. – 2.96%

Scoggin Management LP – 2.96%

Scoggin GP LLC – 2.96%

Curtis Schenker – 4.12%

Craig Effron – 3.38%

Scoggin Worldwide Fund Ltd. – 0.59%

Old Bellows Partners LP – 0.59%

Old Bell Associates LLC – 0.59%

Dev Chodry – 0.60%

Douglas Rothschild – 0.07%

Michael Renoff – 0.06%

CUSIP No.	44862P109	13G	Page 15 of 19 Pages

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:

Scoggin International Fund Ltd. – 1,816,621

Scoggin Management LP – 1,816,621

Scoggin GP LLC – 1,816,621

Curtis Schenker – 739,800

Craig Effron – 265,000

Scoggin Worldwide Fund Ltd. – 353,143

Old Bellows Partners LP – 353,143

Old Bell Associates LLC – 353,143

Dev Chodry – 363,143

Douglas Rothschild – 40,000

Michael Renoff – 35,000

	(ii)	Shared power to vote or to direct the vote:

Scoggin International Fund Ltd. – 0

Scoggin Management LP – 0

Scoggin GP LLC – 0

Curtis Schenker – 1,816,621

Craig Effron – 1,816,621

Scoggin Worldwide Fund Ltd. – 0

Old Bellows Partners LP – 0

Old Bell Associates LLC – 0

Dev Chodry – 0

Douglas Rothschild – 0

Michael Renoff – 0

CUSIP No.	44862P109	13G	Page 16 of 19 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Scoggin International Fund Ltd. – 1,816,621

Scoggin Management LP – 1,816,621

Scoggin GP LLC – 1,816,621

Curtis Schenker – 739,800

Craig Effron – 265,000

Scoggin Worldwide Fund Ltd. – 353,143

Old Bellows Partners LP – 353,143

Old Bell Associates LLC – 353,143

Dev Chodry – 363,143

Douglas Rothschild – 40,000

Michael Renoff – 35,000

(iv)	Shared power to dispose or to direct the disposition of:

Scoggin International Fund Ltd. – 0

Scoggin Management LP – 0

Scoggin GP LLC – 0

Curtis Schenker – 1,816,621

Craig Effron – 1,816,621

Scoggin Worldwide Fund Ltd. – 0

Old Bellows Partners LP – 0

Old Bell Associates LLC – 0

Dev Chodry – 0

Douglas Rothschild – 0

Michael Renoff – 0

**See footnotes on cover pages which are incorporated by reference herein. The Reporting Persons may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. As a result of the securities beneficially owned by the Reporting Persons, any such group may be deemed to collectively beneficially own 3,259,564 shares of common stock (including an aggregate of 2,788,864 shares of common stock issuable upon exercise of warrants beneficially owned by the Reporting Persons), or 5.20% of the outstanding Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

An aggregate of 371,600 shares of common stock issuable upon exercise of warrants reported herein as beneficially owned by Curtis Schenker are held directly by CJS LP and CP LP, the limited partners of which are members of Mr. Schenker’s family.

CUSIP No.	44862P109	13G	Page 17 of 19 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	44862P109	13G	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCOGGIN INTERNATIONAL FUND LTD.

By: Scoggin Management LP, its Investment Manager

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN MANAGEMENT LP

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN GP LLC

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN WORLDWIDE FUND LTD.

By: Old Bellows Partners LP, its Investment Manager

By: Old Bell Associates LLC, its General Partner

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

OLD BELLOWS PARTNERS LP

By: Old Bell Associates LLC, its General Partner

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

OLD BELL ASSOCIATES LLC

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

CUSIP No.	44862P109	13G	Page 19 of 19 Pages

/s/ Curtis Schenker

Curtis Schenker

/s/ Craig Effron

Craig Effron

/s/ Dev Chodry

Dev Chodry

/s/ Douglas Rothschild

Douglas Rothschild

/s/ Michael Renoff

Michael Renoff

Dated: June 21, 2021

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock of Hycroft Mining Holding Corporation shall be filed on behalf of the undersigned.

SCOGGIN INTERNATIONAL FUND LTD.

By: Scoggin Management LP, its Investment Manager

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN MANAGEMENT LP

By: Scoggin GP LLC, its General Partner

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN GP LLC

By: /s/ Craig Effron

       Name: Craig Effron

       Title: Managing Member

SCOGGIN WORLDWIDE FUND LTD.

By: Old Bellows Partners LP, its Investment Manager

By: Old Bell Associates LLC, its General Partner

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

OLD BELLOWS PARTNERS LP

By: Old Bell Associates LLC, its General Partner

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

OLD BELL ASSOCIATES LLC

By: /s/ Dev Chodry

       Name: Dev Chodry

       Title: Managing Member

/s/ Curtis Schenker

Curtis Schenker

/s/ Craig Effron

Craig Effron

/s/ Dev Chodry

Dev Chodry

/s/ Douglas Rothschild

Douglas Rothschild

/s/ Michael Renoff

Michael Renoff

Dated: June 21, 2021

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.